UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  August 1, 2006                        /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT




1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         July 28, 2006

3.       PRESS RELEASE

         The press release was released on August 1, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         August 1, 2006.

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

NEWS RELEASE                                                      August 1, 2006

                 ROCHESTER CLOSES $1.8 MILLION PRIVATE PLACEMENT

Vancouver,  Canada - Rochester  Resources  Ltd.  (TSXV:  RCT;  OTCBB:  RCTFF and
Frankfurt: R5I): Mr. Douglas Good, President, is pleased to announce that the Company has closed the $1.8 million non-brokered private placement (the "Private Placement") of 2,000,000 units (the "Units") at a purchase price of $0.90 per Unit announced on July 26, 2006. Each Unit consisted of one common share and one transferable common share purchase warrant exercisable into an additional common share for a period of two years, at an exercise price of $1.15 in the first year and thereafter, at an exercise price of $1.30, subject to acceleration in certain circumstances. The common shares and the warrants are subject to a four month hold period which expires on November 29, 2006. No finders fees were payable on the transaction.

Rochester has earned a 40% interest in a 3,400 hectare advanced stage gold/silver project in Nayarit, Mexico (the "Mina Real Project"), which is scheduled to commence commercial mining and milling operations in November of 2006. The mill, which is currently under construction, is being financed by Rochester and will have a design capacity of 300 tonnes/day, with initial start-up capacity contemplated at 200 tonnes/day. A further 11% interest can be earned on payment of US$900,000 in the form of option payments. Negotiations are continuing with the Company's joint venture partner for acquisition of the remaining 49% interest in the Mina Real Project.

Rochester's strategic objective is to acquire gold/silver properties located in Mexico with the indicated potential for near-term production in the range of 200-500 tonnes/day and good exploration potential for the generation of a significant resource base. To date, exploration work has identified over 3 kilometers of quartz gold-silver vein structure and approximately two kilometers of development mining has been completed on the Mina Real Property. The vein structures appear to have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit of current workings. Based on average head grades of 8.3 grams/tonne of gold and 165 grams/tonne of silver experienced in the bulk samples mined in mid-2005, management believes this strategic property has excellent potential to produce a significant long-term revenue stream which would set the stage for the acquisition and development of a series of similar size mining and milling operations in the region.

ON BEHALF OF THE BOARD

/s/ DOUGLAS GOOD                          INVESTOR INFORMATION CONTACT:
-----------------------------
Douglas Good, President & CEO             Douglas Good
                                          Tel: (604) 484-6614
                                          Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.